EXHIBIT 13(a)(4)

Change in Independent Registered Public Accounting Firm

At a meeting held on December 10, 2019, based on the recommendation of the Audit Committee of the Highland Resolute Fund, a series of Financial Investors Trust (hereinafter referred to as the "Fund") and the approval of the Board of Trustees, Deloitte & Touche LLP (“Deloitte”) was dismissed as the independent registered public accounting firm for the Fund. At the same meeting, based on the recommendation and approval of the Audit Committee, the full Board of Trustees of the Fund approved the appointment of Cohen & Company, Ltd. as the Fund’s registered public accounting firm for the fiscal year ending April 30, 2020.

The report of Deloitte on the Fund’s financial statements for the fiscal year ended April 30, 2019 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Fund’s most recent fiscal year, and through December 10, 2019, there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused them to make reference to the subject matter of the disagreements in connection with their report on the Fund’s financial statements for such year. During the most recent fiscal year, and through December 10, 2019, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K promulgated by the SEC.

The Fund has requested that Deloitte furnish them with a letter addressed to the SEC stating whether or not it agrees with the above statements.

A copy of such letter is filed herewith.